UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 1, 2021

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legend Biotech Announcement Regarding European Medicines Agency’s Acceptance of Cilta-cel for Accelerated Assessment

On February 1, 2021, Legend Biotech Corporation (“Legend Biotech”) issued a press release announcing that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) accepted a request for an accelerated assessment of the Marketing Authorisation Application (MAA) for the B-cell maturation antigen (BCMA) targeted chimeric antigen receptor T-cell (CAR-T) therapy ciltacabtagene autoleucel (cilta-cel). The press release is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit        Title

99.1              Press release dated February 1, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION
(Registrant)

February 1, 2021	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer